Seabridge Gold Inc.

Report to Shareholders

Quarter Ended September 30, 2017

Recent Highlights

• Drilling at Iron Cap confirms major extension of deposit with some of the best grades to date at KSM

• Iskut exploration program completed; results expected shortly

• Residual interest in KSP project sold to Colorado Resources for cash, shares and NSR

2017 Iron Cap drill program – An unqualified success!

In September, Seabridge completed its 2017 exploration program at its 100% owned KSM Project located in northwestern British Columbia. A total of 10,383 meters of diamond core drilling were completed in 11 holes at KSM’s Iron Cap deposit. All 11 holes returned wide zones of significant grade (see results below). The later holes in the program exhibited the best results; the earlier drilling suggested improving gold and copper grades trending to the west and the program was accordingly reoriented in that direction in mid stride. The 2017 program successfully limited the northern and eastern extent of Iron Cap which remains open down plunge to the west.

Going into this year, Iron Cap was clearly subordinate in size to both Mitchell and Kerr in the KSM porphyry cluster. In the updated mine plans incorporated into the November 2016 KSM Technical Report, Iron Cap is the 4th deposit scheduled to be mined at KSM. The success of this year’s drilling indicates that Iron Cap is approaching parity in size with these other deposits but with zones of considerably higher metal values. We now see the earlier development of Iron Cap as a high priority for further study due to its grade, location and size. Revising the project’s mine plan to reflect this thinking would likely have a positive impact on KSM’s projected economics.

Drill Hole ID	Total Depth (meters)	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper %	Silver (g/T)	Equivalent Grade
								Gold (g/T)	Copper (%)
IC-17-63	957.4 including	146.9	625.4	478.5	0.43	0.45	4.0	1.21	0.75
		566.4	624.5	58.1	1.12	0.23	5.7	1.57	0.97
IC-17-64	776.3 including	105.5	700.3	594.8	0.52	0.38	4.5	1.19	0.74
		642.4	683.4	41.0	0.93	0.18	3.4	1.28	0.79
IC-17-65	686.0 including	197.0	619.5	422.5	1.04	0.32	4.2	1.61	1.00
		346.4	484.1	137.7	1.56	0.29	3.4	2.07	1.28
IC-17-66	1050.4 including including	62.5	126.1	63.6	4.77	0.01	0.9	4.80	2.97
		173.5	1050.4	876.9	0.32	0.37	2.8	0.95	0.59
		173.5	277.1	103.6	0.58	0.68	2.8	1.71	1.06
		975.4	1027.4	52.0	1.04	0.28	3.4	1.54	0.95
IC-17-67	689.3 including	224.3	641.4	417.1	1.02	0.33	3.6	1.60	0.99
		352.0	459.4	107.4	1.58	0.38	4.2	2.25	1.39
IC-17-68	948.4 including including	711.4	948.4	237.0	0.36	0.38	6.6	1.06	0.66
		711.4	749.4	38.0	0.27	1.01	13.0	2.07	1.28
		904.0	948.4	44.4	0.93	0.09	3.5	1.12	0.70
IC-17-69	1200.1 including	246.1	1200.1	954.0	0.38	0.31	2.5	0.91	0.57
		441.4	559.4	118.0	0.71	0.38	1.9	1.35	0.84
IC-17-70	1138.7 including including	212.0	1137.0	925.0	0.71	0.46	2.6	1.49	0.92
		301.4	792.4	491.0	0.98	0.60	3.9	2.00	1.24
		342.6	447.2	104.6	1.14	1.11	4.2	2.99	1.85
IC-17-71	1006.1 including	306.3	1006.1	699.8	0.87	0.51	2.4	1.72	1.07
		511.4	697.7	186.3	1.49	0.74	3.6	2.73	1.69
IC-17-72	1329.4 including	400.0	1258.1	858.1	0.86	0.51	2.4	1.71	1.06
		498.9	612.2	113.3	2.98	1.56	4.4	5.56	3.44
IC-17-73	603.4 including	224.0	603.4	379.4	0.33	0.35	4.8	0.96	0.59
		546.4	603.4	57.0	1.16	0.18	4.4	1.51	0.94

One of the outstanding features of KSM is its total metal value; both gold and copper make sizeable contributions to the economic potential of the project. To help make this evident, we have begun to report equivalent grades as can be seen in the table above. Equivalent grades for gold and copper were calculated using $1275 gold, $3.00 copper and $17 silver.

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

The reported equivalent grade for gold is derived from calculating the revenues for copper and silver for each assay interval at the above noted metal prices, converting the combined copper and silver revenue to a gold grade at $1275 gold, and combining this “equivalent gold grade” with the reported gold grade for that interval. The reported equivalent grade for copper is derived from calculating the revenues for gold and silver for each assay interval at the above noted metal prices, converting the combined gold and silver revenue to a copper grade at $3.00 copper, and combining this “equivalent copper grade” with the reported copper grade for that interval.

Drill holes were oriented using historical information and were designed to intercept the mineralized target down plunge of the strike to the zone as closely as topographic constraints permitted. This orientation will be refined with additional drilling, but current information indicates that the intervals listed above are a reasonable estimate of true thickness of the mineralized zones. For a drill hole plan map and cross-sections please click this link.

2017 Iskut Exploration Program

In late September, Seabridge completed its 2017 exploration program on the Quartz Rise target at its 100%-owned Iskut Project in northwestern British Columbia. The 2017 program was designed to evaluate the potential for high-grade gold concentrations by testing a graben feature discovered during this year’s surface work on the Quartz Rise lithocap. This graben appears to have constrained the most intense hydrothermal alteration in the area of the lithocap. 2017 drilling focused on the southeastern portion of the graben. Results of the program will be announced in November.

As background, the Iskut Project was obtained when Seabridge acquired SnipGold Corp. in June, 2016. The property is located in northwestern British Columbia, about 110 km northwest of Stewart, BC and 30 km by air from Seabridge’s KSM Project. The Iskut property consists of a contiguous block of 100 BC Mineral Claims, 2 Mineral Leases and 13 Crown Grants covering 29,436 hectares (294 km2) situated in the Liard Mining Division.

The consolidated land package has undergone intermittent exploration since 1907 with the majority of the work carried out in the late 1980s and early 1990s. More than 30 independent operators have owned and worked claims within the Iskut property and their uncoordinated efforts discovered numerous promising targets. Very few of these discoveries have been systematically explored over the past 20 years. The property includes the former high grade gold Johnny Mountain Mine and the copper-gold Bronson Slope resource.

Sale of residual interest in KSP project

During the quarter, Seabridge sold its residual interest in the KSP project to Colorado Resources. On closing, Seabridge received $1,000,000 in cash, two million Colorado Resources common shares and a 2% net smelter royalty (NSR) on the property (half of which can be repurchased at any time by Colorado Resources for $2 million in cash).

The KSP project adjoins Seabridge’s 100%-owned Iskut Project. Seabridge obtained a 100% interest in the KSP Project as part of its acquisition of 100% of SnipGold in June, 2016. At the time of the SnipGold acquisition, the KSP Project was subject to an exploration earn-in agreement in favour of Colorado Resources as operator. In May, 2017, Colorado announced that it had earned a 51% interest in KSP and outlined the 2017 exploration spending that would increase its interest at KSP to 80%. At that time, Seabridge would be required to fund its 20% residual interest or eventually be diluted down to a 1.5% NSR.

The decision to sell its residual interest in KSP is part of Seabridge’s ongoing program of divesting non-core assets in order to focus on projects in which it is sole owner and operator. The retained NSR and common shares provides Seabridge upside should Colorado Resources have future success at KSP.

Financial Results

During the three month period ended September 30, 2017 Seabridge posted a net loss of $1.5million ($0.3 per share) compared to a loss of $0.3 million ($0.01 per share) for the same period last year. During the 3rd quarter, Seabridge invested $10.8 million in mineral interests, primarily at KSM and Iskut, compared to $10.5 million during the same period last year. At September 30, 2017, net working capital was $23.0 million compared to $7.3 million at December 31, 2016.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chairman and Chief Executive Officer

Toronto, Canada

November 8, 2017